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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SONUS NETWORKS, INC.
(Name of Issuer)
Shares of Common Stock, par value $.001 per share
(Title of Class of Securities)
835916107
(CUSIP Number)
Darrin Payne
P.O. Box 71082
Dubai, United Arab Emirates
+971-4317-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
3 August 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	835916107

1	NAMES OF REPORTING PERSONS: Galahad Securities Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		51,906,479

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		51,906,479

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	51,906,479

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	835916107

1	NAMES OF REPORTING PERSONS: Legatum Capital Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		51,906,479

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		51,906,479

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	51,906,479

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	835916107

1	NAMES OF REPORTING PERSONS: Legatum Global Holdings Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		51,906,479

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		51,906,479

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	51,906,479

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	835916107

1	NAMES OF REPORTING PERSONS: Legatum Global Investment Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		51,906,479

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		51,906,479

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	51,906,479

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	835916107

1	NAMES OF REPORTING PERSONS: Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	The Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		51,906,479

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		51,906,479

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	51,906,479

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

SCHEDULE 13D
Item 1. Security and Issuer
     This statement on Schedule 13D relates to the common stock, par value $.001 per share of Sonus Networks, Inc. (“Issuer”). The Issuer’s principal executive office is 7 Technology Park Drive, Westford, MA 01886 USA.
Item 2. Identity and Background
1. Galahad Securities Limited (“Galahad”);
2. Legatum Capital Limited (“LCL”);
3. Legatum Global Holdings Limited (“LGHL”);
4. Legatum Global Investment Limited (“LGIL”); and
5. Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996 (“Senate”).
Address for each of Galahad, LCL, LGHL, LGIL and Senate:
PO Box 71082,
Dubai, United Arab Emirates
This Statement is being filed jointly by Galahad, LCL, LGHL, LGIL and Senate (collectively, the “Reporting Persons”). The name, business address, and principal occupation or employment of each director and officer of the Reporting Persons are set out in Schedule A hereto and incorporated herein by reference. Such persons are hereinafter referred to as the “Schedule A persons.”
(d) During the past five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Schedule A persons, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f) The citizenship of the Schedule A persons who are natural persons is set forth on Schedule A and incorporated herein by reference.
Item 3. Source and Amount of Funds
     As of the close of business on 3 August 2007, the Reporting Persons have invested $371,916,288 in the purchase of shares of the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds derives from the working capital of the Reporting Persons.
Item 4. Purpose of the Transaction
     The purpose of the acquisition of the shares was and is for investment purposes, and the acquisitions of the shares by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Subject to market conditions and other factors, the Reporting Persons may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

     Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) As of 3 August 2007, the Reporting Persons beneficially own 51,906,479 shares of common stock of the Issuer, which represents 20.2% of the Issuer’s outstanding shares of common stock, which such percentage was calculated by dividing (i) 51,906,479 shares of common stock owned by the Reporting Persons by (ii) 257,465,110 shares of common stock outstanding as of 27 July 2007 based upon SEC Form 10Q filed on 2 August 2007. The 51,906,479 shares described above are beneficially owned by the Reporting Persons.
(b) See (a) above.
(c) Other than as set out in Exhibit 1, there have not been transactions effected by the Reporting Persons.
(d) Not Applicable.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7. Material to be Filed as Exhibits

Schedule A	Item 2 Reporting Persons

Exhibit 1	Purchase of Common Stock of the Issuer in the past 60 days

Exhibit 2	Joint Filing Agreement dated 6 August 2007 among the Reporting Persons
[signature page follows]

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Galahad Securities Limited
Signature: /s/ Mark A. Stoleson
Name: Mark A. Stoleson
Title: Director
Date: 6 August 2007
Legatum Capital Limited
Signature: /s/ Mark A. Stoleson
Name: Mark A. Stoleson
Title: Director
Date: 6 August 2007
Legatum Global Holdings Limited
Signature: /s/ Mark A. Stoleson
Name: Mark A. Stoleson
Title: Director
Date: 6 August 2007
Legatum Global Investment Limited
Signature: /s/ Mark A. Stoleson
Name: Mark A. Stoleson
Title: Director
Date: 6 August 2007
Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996
Signature: /s/ Mark A. Stoleson
Name: Mark A. Stoleson
Title: Director
Date: 6 August 2007

SCHEDULE A
The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of (A) Galahad Securities Limited, (B) Legatum Capital Limited, (C) Legatum Global Holdings Limited, (D) Legatum Global Investment Limited and (E) Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996 are as follows.
A. Galahad Securities Limited

Name	Title	Citizenship	Principal Occupation	Business Address
Derek Sheeler	Director	U.S.	Chief Investment Officer	PO Box 71082, Dubai, United Arab Emirates
Philip Vassiliou	Director	Britain	Senior Vice President	PO Box 71082, Dubai, United Arab Emirates
Mark Stoleson	Director	U.S.	President	PO Box 71082, Dubai, United Arab Emirates
B. Legatum Capital Limited

Alan McCormick	Director	Britain	Managing Director	PO Box 71082, Dubai, United Arab Emirates
Olivia Morris	Director	Australia	General Counsel	PO Box 71082, Dubai, United Arab Emirates
Mark Stoleson	Director	U.S.	President	PO Box 71082, Dubai, United Arab Emirates
C. Legatum Global Holdings Limited

Christopher Chandler	Director	New Zealand	Chairman	PO Box 71082, Dubai, United Arab Emirates
Olivia Morris	Director	Australia	General Counsel	PO Box 71082, Dubai, United Arab Emirates
Mark Stoleson	Director	U.S.	President	PO Box 71082, Dubai, United Arab Emirates
Darrin Payne	Secretary	Australia	Senior Vice President Finance	PO Box 71082, Dubai, United Arab Emirates

D. Legatum Global Investment Limited

Christopher Chandler	Director	New Zealand	Chairman	PO Box 71082, Dubai, United Arab Emirates
Olivia Morris	Director	Australia	General Counsel	PO Box 71082, Dubai, United Arab Emirates
Mark Stoleson	Director	U.S.	President	PO Box 71082, Dubai, United Arab Emirates
Darrin Payne	Secretary	Australia	Senior Vice President Finance	PO Box 71082, Dubai, United Arab Emirates
E. Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996

Richard Douglas	Director	Britain	Director	One Capital Place, George Town, Grand Cayman, Cayman Islands BWI
Olivia Morris	Director	Australia	General Counsel	PO Box 71082, Dubai, United Arab Emirates
Mark Stoleson	Director	U.S.	President	PO Box 71082, Dubai, United Arab Emirates
Security Ownership of Schedule A Persons
     Derek Sheeler, a director of Galahad Securities Limited, currently owns 49,999 shares of the Issuer. Mr. Sheeler has no plans to dispose of his shares and, depending upon market conditions, he may choose to acquire additional shares of the Issuer or dispose of his shares.

Exhibit Index
99.1          Purchases of Common Stock of the Issuer in the past 60 days
99.2          Agreement regarding the joint filing of the Schedule 13D